UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

 CENTRAL PUERTO S.A

BUENOS AIRES, september 29, 2023

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Subject: Material News

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) in compliance of Article 11, Section II, Chapter I, Title II of CNV Regulations (N.T. 2013) so as to inform you that CENTRAL PUERTO S.A. (“CPSA”), has acquired shares issued by CPSA under the terms of Section 64 and subsequent sections of the Capital Market Act No. 26 831 and the regulations of Comisión Nacional de Valores.

In that regard, we inform that CPSA acquired own book-entry common shares with a face value of $1 (one ARS) carrying 1 (one) vote each (the “Shares”) as follows:

Market	Operation date	Liquidation date	Number of shares and/or ADR	Number of equivalent shares	Average price per share and/or ADR	Total amount
BYMA	09/29/2023 (month/day/year)	10/03/2023 (month/day/year)	130,000	130,000	ARS 483.70	ARS 62,881,573.70
NYSE	-	-	-	-	-	-

In addition, it is informed that acquisitions made in the same day did not exceed 25% of the average volume of daily transactions for the Company’s shares during the previous 90 (ninety) working days.

With no further business at present, I remain sincerely yours,

Leonardo Marinaro

Head of Market Relations

 Central Puerto S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: September 29, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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